NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 02, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 20, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Merger between M3-Brigade Acquisition III Corp. and Greenfire Resources Ltd. became effective on Septmeber 20, 2023. Each share of M3-Brigade Acquisition III Corp.'s Class A Common Stock will be converted into the right to receive one Greenfire Resources Ltd. Common Share. Each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share will be exchanged for cash in the amount of $0.50. Each of M3-Brigade Acquisition III Corp.'s Units, consisting of one share of Class A common stock and one-third of one redeemable warrant, will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 21, 2023.